Exhibit 12.1
THE SOUTH FINANCIAL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
			(dollars in thousands)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$(217,849)	$$31,018	$106,676	$160,548	$95,621	$175,487	$123,878
Fixed charges	103,693	125,719	504,619	464,736	350,349	210,261	166,716

Less: interest capitalized	$(329)	$—	$(505)	$—	$—	$—	$—

	$(114,485)	$156,737	$610,790	$625,284	$445,970	$385,748	$290,594

Preferred dividend requirement	$—	$—	$—	$—	$—	$—	$—

Ratio of income from continuing operations before income taxes to income from continuing operations	108.23%	151.17%	145.58%	142.25%	136.18%	146.24%	148.21%

Preferred dividends	$—	$—	$—	$—	$—	$—	$—

Fixed charges(1)(3):
Interest expense	$101,679	$124,104	$497,575	$458,829	$345,241	$206,391	$163,238
Interest capitalized	329	—	505	—	—	—	—
Estimated interest component of net rental expense	1,685	1,615	6,539	5,907	5,108	3,870	3,478

	$103,693	$125,719	$504,619	$464,736	$350,349	$210,261	$166,716

Fixed charges and preferred dividends	$103,693	$125,719	$504,619	$464,736	$350,349	$210,261	$166,716

Ratio of earnings to fixed charges and preferred dividends	N/M	124.67%	121.04%	134.55%	127.29%	183.46%	174.30%

Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$(217,849)	$31,018	$106,676	$160,548	$95,621	$175,487	$123,878
Fixed charges	26,587	37,240	136,324	173,444	153,660	85,393	70,610

Less: interest capitalized	(329)	—	(505)	—	—	—	—

	$(191,591)	$68,258	$242,495	$333,992	$249,281	$260,880	$194,488

Preferred dividends	$—	$—	$—	$—	$—	$—	$—

Fixed charges(1):
Interest expense	$101,679	$124,104	$497,575	$458,829	$345,241	$206,391	$163,238
Interest capitalized	$329	$—	$505	$—	$—	$—	$—
Less: interest on deposits	(77,106)	(88,479)	(368,295)	(291,292)	(196,689)	(124,868)	(96,106)
Estimated interest component of net rental expense	1,685	1,615	6,539	5,907	5,108	3,870	3,478

	$26,587	$37,240	$136,324	$173,444	$153,660	$85,393	$70,610

Fixed charges and preferred dividends	$26,587	$37,240	$136,324	$173,444	$153,660	$85,393	$70,610

Ratio of earnings to fixed charges and preferred dividends	N/M	183.29%	177.88%	192.56%	162.23%	305.51%	275.44%

N/M = Not meaningful

(1)	As defined in Item 503(d) of Regulation S-K.